ING Life Insurance and Annuity Company
and its Variable Annuity Account C

State University of New York Defined Contribution Retirement Plans

Supplement dated February 15, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On December 5, 2007, the Board of Directors of ING Partners, Inc. approved a proposal to reorganize the ING JPMorgan International Portfolio into the ING Templeton Foreign Equity Portfolio. Subject to approval by each Portfolio's shareholders, after the close of business on April 25, 2008, I Class of the ING Templeton Foreign Equity Portfolio will automatically be added to your contract, and all existing account balances invested in the ING JPMorgan International Portfolio (I Class) will automatically become investments in the ING Templeton Foreign Equity Portfolio (I Class).

    As a result of the reorganization, effective April 28, 2008, all references to the ING JPMorgan International Portfolio (I Class) in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

    Unless you provide us with alternative allocation instructions, all future allocations directed to the ING JPMorgan International Portfolio (I Class) after the date of the reorganization will be automatically allocated to the ING Templeton Foreign Equity Portfolio (I Class). You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

    > For all <u>regular mail</u>, please use:
    > Service Center
    > ING Life Insurance and Annuity Company
    > P.O. Box 9780
    > Providence, RI 02940-9780
    >
    > For <u>overnight mail</u>, please use:
    > Service Center
    > ING Life Insurance and Annuity Company
    > 101 Sabin Street
    > Pawtucket, RI 02860
    >
    > 1-800-677-4636

    See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.